SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For January, 2024
(Commission File No. 1-31317)

Companhia de Saneamento Básico do Estado de São Paulo - SABESP
(Exact name of registrant as specified in its charter)

Basic Sanitation Company of the State of Sao Paulo - SABESP
(Translation of Registrant's name into English)

Rua Costa Carvalho, 300
São Paulo, S.P., 05429-900
Federative Republic of Brazil
(Address of Registrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)__.
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)__.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Companhia de Saneamento Básico do Estado de São Paulo CEO’s Office R. Costa Carvalho, 300 – Pinheiros – CEP 05429-900 – São Paulo - SP Phone: (11) 3388-8000 www.sabesp.com.br

COMPANHIA DE SANEAMENTO BÁSICO DO ESTADO DE SÃO PAULO - SABESP

Corporate Taxpayer’s ID (CNPJ): 43.776.517/0001-80

Company Registry (NIRE): 35.3000.1683-1

EXTRACT FROM THE MINUTES OF THE 1001st BOARD OF DIRECTORS' MEETING

On December 21, 2023, at 9:00 a.m., the undersigned members of the Company’s Board of Directors listed below met at the call of the Chair of the Board of Directors, Karla Bertocco Trindade, on an extraordinary basis, via video conferencing, according to the main section and paragraph 6 of article 13 of the Bylaws of Companhia de Saneamento Básico do Estado de São Paulo – SABESP (“Company”), located at Rua Costa Carvalho, no. 300, Pinheiros, in the city and state of São Paulo, to resolve on the agenda below. The absence of the Board Member Inês Maria dos Santos Coimbra de Almeida Prado was recorded.

(...)

Then, the Chair offered the floor to the Chief Financial Officer and Investor Relations Officer, Catia Cristina Teixeira Pereira, and the Finance Superintendent, Bruno Barreto Guimarães, who, accompanied by the Manager of the Financial Risk Management Department, Rafael Amarante Diniz, presented item 2 on the agenda, “Approval of the Institutional Policy of Financial Risk Management and the 2023/2024 Derivatives Transaction Program” (time: 25’), based on the Executive Board Resolution 0347/2023, of 11/07/2023, Executive Summary FF 002/2023, of 11/01/2023, the minutes of the Institutional Policy and respective attachments, the 2023/2024 Derivatives Transaction Program, and the PowerPoint presentation, all of which made available on the meeting’s electronic platform. After the matter was discussed and the questions answered, the Board of Directors recommended that the Policy and the Program be annually reviewed, and the Program be quarterly monitored by the Audit Committee and semi-annually by the Board of Directors. Then, the matter was voted, based on item I of article 14 of the Company’s Bylaws, and version 1 of the Institutional Policy of Financial Risk Management (PI0038) and the 2023/2024 Derivatives Transaction Program were unanimously approved.

(...)

Minutes signed by the attending Board of Directors members: Karla Bertocco Trindade, Anderson Márcio de Oliveira, André Gustavo Salcedo Teixeira Mendes, Antonio Julio Castiglioni Neto, Eduardo Person Pardini, Karolina Fonsêca Lima, Marcelo Munhoz Auricchio, Mario Engler Pinto Junior, Nerylson Lima da Silva, and Ronaldo Coppa.

This is a free English translation of the excerpt of the minutes drawn up in the book of Minutes of the Board of Directors’ Meetings.

São Paulo, December 28, 2023.

Karla Bertocco Trindade	Marialve de Sousa Martins
Chair of the Board of Directors	Secretary of the Board of Directors

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city São Paulo, Brazil.
Date: January 22, 2024

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

By:	/s/ Catia Cristina Teixeira Pereira
Name: Catia Cristina Teixeira Pereira Title: Chief Financial Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.